UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 23, 2019

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Unit 3.02, 411-413 Oxford Street

London W1C 2PE

United Kingdom

+44-751-360-5012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 23, 2019, VivoPower International PLC mailed to its shareholders a Notice of Annual General Meeting and Proxy Card, copies of which are attached to this Form 6-K as Exhibit 99.1 and 99.2, respectively. The Company’s Annual General Meeting will be held on September 23, 2019, at 10:30am (London time).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 23, 2019	VivoPower International PLC

/s/ Art Russell
Art Russell Interim Chief Executive Officer